UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Powell Industries, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

739128106

(CUSIP Number)

Thomas W. Powell

P.O. Box 300

Giddings, Texas 78942

Tel: 713-819-5274

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 739128106

1	NAME OF REPORTING PERSON Thomas W. Powell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of Shares Beneficially Owned By Reporting Person With	7	SOLE VOTING POWER 2,449,777 (1)
	8	SHARED VOTING POWER 4,500 (2)
	9	SOLE DISPOSITIVE POWER 2,449,777 (1)
	10	SHARED DISPOSITIVE POWER 4,500 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,454,277 (1) (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 711,149 shares of common stock, par value $0.01 per share (“Common Stock”), of Powell Industries, Inc. (the “Company”) held directly by Mr. Powell and (ii) 1,738,628 shares of Common Stock held by TWP Holdings, Ltd., a limited partnership controlled by Mr. Powell.
(2)	Represents 4,500 shares of Common Stock held by Kimberly R. Powell, spouse of Mr. Powell.
(3)	Based on 11,967,718 shares of Common Stock outstanding on January 29, 2024, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 31, 2024.

Item 1.	Security and Issuer.

This Amendment No. 1 to the Schedule 13D filed on July 2, 2003 (the “Statement”) relates to shares of common stock, par value $0.01 per share (“Common Stock”), of Powell Industries, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 8550 Mosley Road, Houston, Texas 77075.

Item 2.	Identity and Background.

(a) This Amendment No. 1 is filed by Thomas W. Powell.

(b) The business address of Mr. Powell is P.O. Box 300, Giddings, Texas 78942.

(c) Mr. Powell retired from the Board of Directors of the Company at the end of his term on February 16, 2022 and does not presently have a principal occupation.

(d) Mr. Powell has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Powell has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Powell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Powell acquired beneficial ownership of shares of Common Stock through exercises of stock options and open market purchases using his personal funds, participation in the Company’s employee benefit plans and participation in estate planning transactions involving his family members.

Item 4.	Purpose of Transaction.

The securities covered by this Amendment No. 1 were acquired for investment purposes.

Mr. Powell does not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Powell retains the right to change his investment intent and may, from time to time, acquire additional shares of Common Stock or other securities of the Company, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Company, if any, beneficially owned by Mr. Powell, in any manner permitted by law.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The aggregate number and percentage of the outstanding shares of Common Stock beneficially owned by Mr. Powell are as follows:

Aggregate amount beneficially owned:	2,454,277	(1)
Percent of class:	20.5	%(2)
Number of shares as to which Mr. Powell has:
Sole power to vote or direct the vote:	2,449,777	(1)
Shared power to vote or direct the vote:	4,500	(3)
Sole power to dispose or direct the disposition of:	2,449,777	(1)
Shared power to dispose or direct the disposition of:	4,500	(3)

(1)	Represents (i) 711,149 shares of Common Stock of the Company held directly by Mr. Powell and (ii) 1,738,628 shares of Common Stock held by TWP Holdings, Ltd., a limited partnership controlled by Mr. Powell.
(2)	Based on 11,967,718 shares of Common Stock outstanding on January 29, 2024, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 31, 2024.
(3)	Represents 4,500 shares of Common Stock held by Kimberly R. Powell, spouse of Mr. Powell.

(c) Annex A hereof sets forth the transactions by Mr. Powell in the securities of the Company during the past sixty days.

(d) Members of Mr. Powell’s immediate family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by TWP Holdings, Ltd.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

/s/ Thomas W. Powell
Thomas W. Powell

Annex A

Name	Transaction Date	Amount of Securities Acquired (Disposed)	Price per Share	Transaction Type	Notes
TWP Holdings	12/18/2023	(5,000)	$90.9239	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $90.405 to $91.395, inclusive.
TWP Holdings	12/19/2023	(2,136)	$96.0537	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $95.735 to $96.245, inclusive.
TWP Holdings	12/19/2023	(2,864)	$96.5877	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $96.30 to $97.24, inclusive.
TWP Holdings	12/20/2023	(3,270)	$94.7692	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $94.21 to $95.17 per share, inclusive.
TWP Holdings	12/20/2023	(1,730)	$95.5575	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $95.25 to $95.6975 per share, inclusive.
Thomas Powell	1/3/2024	(4,000)	$-	Gift	Gift to Mr. Powell's spouse, Kimberly R. Powell.
Thomas Powell	1/3/2024	4,000	$-	Gift	Gift to Mr. Powell's spouse, Kimberly R. Powell. Mr. Powell may be deemed to beneficially own such shares.
Thomas Powell	2/12/2024	(2,600)	$150.1967	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $149.9 to $150.725, inclusive.
Thomas Powell	2/12/2024	(1,380)	$151.4994	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $151.0 to $151.80, inclusive.
Thomas Powell	2/12/2024	(922)	$152.5255	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $152.0 to $152.775, inclusive.
Thomas Powell	2/12/2024	(1,098)	$152.9493	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $152.78 to $153.145, inclusive.
Kimberly R. Powell	2/12/2024	(500)	$148.7040	Open Market Sale	These shares are held directly by the spouse of Thomas W. Powell.
Thomas Powell	2/13/2024	(1,484)	$150.3734	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $150.23 to $150.4925, inclusive.
Thomas Powell	2/13/2024	(1,266)	$150.7327	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $150.54 to $151.09, inclusive.
Thomas Powell	2/13/2024	(744)	$151.9174	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $151.595 to $152.24, inclusive.

The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon written request, full information regarding the number of shares sold at each separate price within the range set forth above for applicable transactions that report weighted average prices.